Exhibit 99.1

Undertone Names Daniel Aks as President

Proven leader with broad managerial expertise steps down from Perion’s Board and assumes leadership role with Undertone to boost its cross-platform Synchronized Digital Branding

TEL AVIV, Israel & NEW YORK – August 27, 2019 – Perion Network Ltd. (NASDAQ:PERI), a global technology company that delivers Synchronized Digital Branding solutions across the three main pillars of digital advertising - Ad Search, Social media and Display / Video, announced today the appointment of Dan Aks as President of Undertone starting on September 16, 2019. Dan has stepped down from the board of directors of Perion, effective as of August 26, 2019.

Dan’s C-level career is marked by an impressive and demonstrated ability to drive success in digital businesses with complex supply and demand dynamics, and that depend on the integration of data, sales, operations and product to achieve ideal market fit and dramatically accelerate business trajectories.

His wealth of management experience includes CEO of Antenna Audio Inc, COO/Chief of Staff at McGraw Education, where the strategy, information technology, business development and public relations teams reported to him. Dan also served as COO for PRIMEDIA Consumer Magazines, where – as President of their Internet business unit – he led the successful digital transformation of this $1.5B magazine publisher.

Dan has a successful track record from his time as a partner at Booz, Allen & Hamilton, Inc. (BA&H), a highly successful consulting firm that works with information, media, entertainment, telecommunications, and technology companies. Prior to BA&H, Dan was a manufacturing and industrial engineer with IBM Corporation.

Mr. Aks commented, “Doron and his team have done a tremendous job of turning the company around financially while simultaneously investing in its Synchronized Digital Branding platform, which is truly differentiated in the marketplace. This platform is gaining traction with brands and agencies every day, making this a pivotal time in Undertone’s development.”

“With his vast knowledge of media, Dan was a key contributor to Undertone’s new strategic direction” said Doron Gerstel, CEO of Perion. “I am thrilled Dan is taking on the role of president and will foster Undertone’s transition to offering a holistic solution. I have confidence that his talent, skills and leadership abilities will help us meet and exceed our aggressive growth plans.”

Eyal Kaplan, Perion’s Chairman of the Board, commented, “Dan was an insightful board member whose background, wisdom and deep knowledge of Perion’s business and long-term goals will be tremendously valuable in his next role as president of Undertone.”

Dan holds both a Bachelor of Science degree in Manufacturing/Industrial Engineering and a Bachelor of Arts degree in Business Administration from Rutgers University and received his MBA from Harvard Business School.

About Perion Network Ltd.:
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

About Undertone:
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.